Exhibit 5









November 12, 1999

Board of Directors
Howmet International Inc.
475 Steamboat Road
Greenwich, CT  06830

Gentlemen:

The Board of Directors of Cordant Technologies Inc. ("Cordant") has authorized a proposal to acquire all of the outstanding common shares of Howmet International Inc. ("Howmet") not currently owned by Cordant for $17.00 per share in cash. We request that our proposal be referred to the Committee of Independent Directors of the Board of Directors of Howmet for review and consideration. We are prepared to discuss a transaction structure that would allow completion of the transaction expeditiously following approval by the Committee of Independent Directors and the Howmet Board of Directors.

Cordant believes that its proposal fairly reflects Howmet's historical results and future prospects and that consummation of our proposed transaction would be in the best interest of Howmet and its public stockholders.

We hope that you and the Committee of Independent Directors will view Cordant's proposal favorably, and give it your prompt attention. We invite representatives of the Committee of Independent Directors to meet with Cordant's advisors, Morgan Stanley Dean Witter and Wachtell, Lipton, Rosen & Katz, to discuss this proposal at your earliest convenience. As required under the federal securities laws, this proposal will be made public later today through a Schedule 13D filing with the SEC, and Cordant will be issuing a press release to facilitate dissemination of the information in this letter to the public markets.

As you are aware, Howmet is an important part of Cordant's long-term business strategy, and Cordant has no interest in disposing of any of its Howmet shares. Cordant reserves the right to amend or withdraw this proposal at any time in its discretion. We look forward to working with you toward the successful completion of this transaction.

Sincerely,

/s/ James R. Wilson

James R. Wilson
Chairman and Chief Executive Officer